Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: 403-267-1700
Fax: 403-264-2871
www.deloitte.ca

January 21, 2011

To the	British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec

Dear Sirs/Mesdames:

Re: TransGlobe Energy Corporation (the “Company”)

We refer to the short form prospectus of the Company dated January 21, 2011 qualifying the distribution of 5,000,000 common shares of the Company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 9, 2010 to the Board of Directors and Shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2009 and 2008; and

Consolidated statements of (loss) income and retained earnings, comprehensive (loss) income and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants

Membre de / Member of Deloitte Touche Tohmatsu